[LETTERHEAD OF WINSTON & STRAWN LLP]

September 15, 2016

BY EDGAR

Mr. Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Luxottica Group S.p.A.

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed April 21, 2016

File No. 001-10421

Dear Mr. Kuhar:

On behalf of Luxottica Group S.p.A., an Italian corporation (the “Company”), we are responding to the Staff’s comment letter dated August 18, 2016 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015. We have set forth below in italics each numbered comment in the Comment Letter followed by the Company’s response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2015

Note 5. Segment Information, page F-36

1.             We note from your response to comment 3 that the financial information reviewed by the chief operating decision maker, or CODM, on a regular basis includes operating income by operating segment. Please tell us whether the CODM reviews any other profit information, such as gross profit, gross margin percentage, etc., on a regular basis.

The Company notes the Staff’s comment and respectfully informs the Staff that, on a quarterly basis, the Executive Chairman, who is the Company’s CODM, also reviews gross profit, gross margin, operating margin percentage and operating expenses for each of the Company’s Wholesale and Retail operating segments.

2.             We note your response to comment 3. Please tell us the title and the role of the members of management who review the financial information that is prepared for each cash-generating unit, or CGU.

The Company notes the Staff’s comment and respectfully informs the Staff that the President Wholesale reviews the financial information that is prepared for Wholesale. The President Retail reviews the financial information that is prepared for each of Retail Optical and Retail Sun & Luxury.  Through the end of July 2016, the President of Oakley Sport Division reviewed the financial information that was prepared for Retail Oakley.  Through the end of July 2016, the President of the Greater China business reviewed the financial information that was prepared for Wholesale, Retail Optical and Retail Sun & Luxury to the extent that it related to the Company’s operations in the greater China region. However, as described further in the response to Comment No. 9 below, the Company plans to make changes in the Oakley business and the Greater China business, which may result in a change in the manner in which the financial information for Retail Oakley and Greater China is reviewed. In addition, as described below in the responses to Comment Nos. 9 and 10, the President of Oliver Peoples Group reviews the financial information that is prepared for Retail Sun & Luxury to the extent that it relates to the luxury business of the Oliver Peoples Group retail chains and the President of EyeMed Vision Care reviews the financial information that is prepared for Retail Optical to the extent that it relates to the EyeMed Vision Care business.

3.             Your response to comment 3 indicates that budgets are prepared at the Wholesale and Retail operating segment levels. Please provide us additional details regarding how budgets are developed, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

The Company notes the Staff’s comment and respectfully informs the Staff that the budgets are developed, for the Company as a whole and at the Wholesale and Retail operating segment level, as follows:

1.      The CODM, with the assistance of the CEO for Product and Operations and using information that is provided by the CFO, develops the budget guidelines for the Company.

2.      Based on the guidelines developed by the CODM, the business unit leaders prepare detailed budgets for the business units, which are then consolidated by operating segment. The resulting operating segment budgets are submitted to the CODM for review and approval or modification.

3.      Based on the CODM’s review of the operating segment budgets, the business unit budgets are revised to reflect any changes required by the CODM, approved by the CODM and submitted to the Board of Directors for final approval.

At each step of the budget development process, the budgets are discussed at the level of detail of the following components at the operating segment level:

•      net sales;

•      operating expenses;

•      profitability;

•      investments and capital expenditures;

•      store openings and closures (solely for the Retail operating segment); and

•      production (solely for the Wholesale operating segment).

The CODM reviews and may require changes to be made to the budgets at the operating segment level, including on the basis of any of the foregoing components.

4.             Your response to comment 3 indicates that the company’s Group Controller compares actual performance to budgeted performance quarterly and reports the results of this analysis to the CODM. Please address the following:

•      Provide us additional details regarding the level of information communicated to the CODM when there are variances.

•      Tell us whether the CODM has other meetings with managers to discuss variances from the budget.

•      Tell us whether the CEO is involved in any discussions regarding actual performance compared to budget and, if so, the level of information communicated to the CEO.

The Company notes the Staff’s comment and respectfully informs the Staff that, on a quarterly basis, the CODM reviews the variances between the budgets and actual performance for the Retail and Wholesale operating segments. Variance analyses are prepared for each of the budget components identified above in the response to Comment No. 3.

During regularly scheduled business meetings with the operating segment managers, the CODM discusses in detail the analyses and the drivers of the variances.

The CEO for Product and Operations is provided with the same information as the CODM and also participates in such meetings. However, the CODM has the ultimate authority to allocate resources in connection with the budgeting process.

5.             We note your response to comment 3. To help us better understand how you identified your CODM, please address the following:

•      Describe to us the key operating decisions for the business and tell us the individuals involved in making those decisions.

•      Describe to us the information used by the CEO and Executive Chairman in making operating decisions.

The Company notes the Staff’s comment and respectfully informs the Staff that the key operating decisions for the Company’s business include the opening of new stores, the development of the Group’s brands, determination of price lists and discounts for key customers, approval of key sales agreements, approval of primary marketing campaigns, reorganization and restructuring projects and, solely for the Wholesale operating segment, production expansion and vertical integration decisions. The key operating decisions for the Company’s business are made by the Executive Chairman, who consults with the CEO for Product and Operations and the individuals who manage the Wholesale and Retail operating segments. In making the key operating decisions, the Executive Chairman reviews information such as performance measures for the operating segments, sales and operating profit projections for the business to be acquired, return on investment, sensitivity analyses relating to sales volumes and price changes and estimates of the costs and synergies from reorganization and restructuring projects.  The CEO for Product and Operations also is provided with the same information that the Executive Chairman receives.  However, the Executive Chairman has the ultimate authority to make the key operating decisions.

6.             We note from your response to comment 3 that you determined that Mr. Del Vecchio is your CODM because he has the principal authority to make strategic decisions regarding the company’s business and the allocation of its resources. Tell us what you mean by the terms “principal authority” and “strategic decisions” in this context and explain to us how that meaning is consistent with the function of a CODM described in IFRS 8.7 as the person or persons who allocate resources to and assess the performance of the operating segments of an entity.

The Company notes the Staff’s comment and respectfully informs the Staff that Mr. Del Vecchio has been identified as the Company’s sole CODM in accordance with paragraph 7 of IFRS 8 because he is the person who allocates resources to and assesses the performance of the operating segments of the Company. As noted in our response to prior Comment No. 3, in January 2016, the Board of Directors approved a modification to the Company’s governance structure that provided Mr. Del Vecchio with additional responsibility and management authority. The Company’s Board of Directors sets the strategic direction of the Company and Mr. Del Vecchio, who is the chairman of the Company’s Board of Directors, is principally involved in such strategic decisions. In addition, due to the management responsibility that has been vested in him by the Board of Directors since January 2016, Mr. Del Vecchio now has ultimate authority over operating decisions for the Group and for assessing the operations of the Group. Accordingly, Mr. Del Vecchio is properly understood to be the chief operating decision maker for purposes of paragraph 7 of IFRS 8.

7.             We note your response to comment 4. Please describe to us the additional management authority granted to Mr. Del Vecchio as compared to the authority granted to Mr. Massimo Vian, the company’s CEO for Product and Operations.

The Company notes the Staff’s comment and respectfully informs the Staff that, since January 2016, from an operational perspective, Mr. Massimo Vian, the Company’s CEO for Product and Operations, has been reporting to Mr. Del Vecchio, who in fact has the ultimate responsibility for operational decision-making in his capacity as the Company’s Executive Chairman.  Mr. Vian has operational responsibility over the Company’s global product and manufacturing activities (“Product and Operations”). Mr. Del Vecchio has management and operational responsibility over all of the Company’s operations. Mr. Vian’s decision-making authority with respect to Product and Operations is generally subject to Mr. Del Vecchio’s ultimate authority to make operating decisions for the Company. The Board of Directors has put in place specific corporate governance guidelines that limit the authority of the CEO for Product and Operations to take certain actions without the specific approval of the Executive Chairman.  For example, Mr. Vian may not enter into any agreements for Product and Operations with a value in excess of €15,000,000 without Mr. Del Vecchio’s approval.  In addition, Mr. Vian is required to notify Mr. Del Vecchio of any agreements for Product and Operations with a value of €15,000,000 or less that are not made in the ordinary course of business.

8.             We note your response to comment 4. Please clarify the role of your CEO for Product and Operations in the ongoing operations of the business. We note that although his title is “CEO for Product and Operations,” it does not appear from the organization chart provided that he has any direct reports responsible for products or operations. In addition, we note that Mr. Vain is the individual who leads your earnings calls. Please describe to us in detail the role he plays in assessing the performance of the operating segments.

The Company notes the Staff’s comment and respectfully informs the Staff that the organizational chart attached as Annex A hereto shows all of the direct reports of the CEO for Product and Operations.  As described above in the response to Comment No. 7, Mr. Vian’s responsibilities are limited to the Company’s product and manufacturing activities.

The Company further informs the Staff that Mr Vian has been leading the Company’s earnings calls because of his heightened proficiency in the English language, which facilitates the Company’s communications with its international investors with whom it interacts primarily in English.  Mr. Vian does not assess the performance of the operating segments — he reports the results of the assessments that are made by Mr. Del Vecchio.

9.             We note from the organization chart provided in response to comment 5 that the Retail operating segment consists of five distinct groups — EyeMed Vision Care, Retail, Oliver Peoples Group, Greater China and Oakley Sport Division — and that each has a manager who is directly accountable to the CODM. Please address the following:

•      Explain to us the roles and responsibilities of each of these managers.

•      Tell us how these managers interact with each of your CEO and your Executive Chairman.

•      Describe to us how the interaction of these managers with your CEO and Executive Chairman differs, if at all, from the interaction of your Wholesale segment manager with your CEO and Executive Chairman.

•                  Explain to us the basis for determining compensation for these managers, and tell us how it differs from the determination of compensation of the Wholesale segment manager.

The Company notes the Staff’s comment and respectfully informs the Staff that the role and responsibilities of each manager are as follows:

•                  Mr. Nicola Brandolese, President Retail, manages and coordinates all of the Company’s retail optical chains and its retail sun chain, Sunglass Hut, providing unified management of business practices and policies worldwide.  His responsibilities include the implementation of the global operational goals and strategies for the retail business and the development and oversight of the retail business budgets, in each case other than with respect to the Oliver Peoples Group retail stores, the Oakley retail chains, the retail business in greater China and the EyeMed Vision Care business.

•                  Mr. Andrea Dorigo, President of Oakley Sport Division, managed the wholesale sport channel (outside of Europe) and retail business for the Oakley brand (the “Oakley business”) through the end of July 2016.  His responsibilities included the implementation of operational goals and strategies and the development and oversight of the Oakley Sport Division business budgets.  In connection with Mr. Dorigo’s resignation, the Company plans to reassign his responsibilities for the wholesale activities of the Oakley business to an individual in the Wholesale operating segment and his responsibilities for the retail activities of the Oakley business to an individual in the Retail operating segment.

•                  Mr. David Schulte, President of Oliver Peoples Group, manages the Oliver Peoples Group brands, which includes the wholesale business outside of Europe for the Oliver Peoples, Paul Smith, Alain Mikli and Starck brands, as well as the Company’s luxury retail chains, Oliver Peoples, Alain Mikli, Ilori Optical and The Optical Shop of Aspen (the “Oliver Peoples Group business”).  His responsibilities include the implementation of operational goals and strategies and the development and oversight of the Oliver Peoples Group budgets.

•                  Mr. Paolo Ciarlariello, President of the Greater China business, managed the wholesale and the retail business in greater China (the “Greater China business”) through the end of July 2016.1 His responsibilities included the implementation of operational goals and strategies and the development and oversight of the Greater China business budgets.  In connection with Mr. Ciarlariello’s resignation, the Company plans to reassign his responsibilities for the wholesale activities of the Greater China business to an individual in the Wholesale operating segment and his responsibilities for the retail activities of the Greater China business to an individual in the Retail operating segment.

1  The Company informs the Staff that the organizational chart that was provided as Annex A the Company’s August 5, 2016 letter inadvertently failed to show that a portion of the greater China operations is included in Retail Optical (in addition to Wholesale and Retail Sun & Luxury as shown in the organizational chart).

•                  Mr. Lukas Ruecker is the President of EyeMed Vision Care and leads, in coordination with the President Retail, EyeMed Vision Care, a vision benefits company.  His responsibilities include the implementation of operational goals and strategies and the development and oversight of the EyeMed Vision Care budgets.

All of the managers in the Retail operating segment interact with the CEO for Product and Operations and the Executive Chairman through regular meetings. The frequency, timing and level of discussion of such meetings depend on the size and the complexity of the business that the manager oversees.  The President Retail interacts with the CEO for Product and Operations and the Executive Chairman in a manner similar to the Wholesale operating segment manager. The other retail managers interact with the CEO for Product and Operations and the Executive Chairman in a more limited manner than the Wholesale operating segment manager because of their limited areas of responsibility.

The compensation of each of the Retail operating segment managers is comprised of the following three components:

1.             fixed remuneration;

2.             short-term variable remuneration that is aimed at establishing a direct connection between compensation and short-term performance and is measured by quantitative performance objectives that are determined for each manager on an annual basis; and

3.             medium- to long-term variable remuneration that is aimed at establishing a connection between compensation and longer-term business objectives and retaining key personnel and is based on the manager’s organizational role in the Company, individual performance results achieved in the prior year and potential for advancement within the Company in the medium to long term.

The compensation of the Wholesale operating segment manager also is comprised of these three components.  For each manager, the assumptions and the target performance measures that are used to determine the amount of variable compensation vary in accordance with the level of responsibility of such manager.

10.                               We note the information provided in response to comment 5. Please address the following:

•                  Provide us with the name(s) of the segment manager for the Retail operating segment. Refer to paragraph 9 of IFRS 8.

•                  Describe to us the CGU management responsibilities of each of the managers shown on page two of the organization chart. To the extent that more than one manager is responsible for one CGU — for example, Retail Optical, Wholesale, Retail Sun & Luxury — please clearly explain the functions performed by each of the managers relative to that CGU.

The Company notes the Staff’s comment and respectfully informs the Staff that the current segment manager for the Retail operating segment is Nicola Brandolese, the President Retail.

The primary operational responsibilities of the President Retail are as follows:

•                  implementing the strategy and developing the long-term operating plan for the retail business in accordance with the guidelines that are established by the CODM;

•                  developing the annual budget in accordance with the guidelines that are established by the CODM and a plan to achieve the budget’s goals for net sales, costs and profitability;

•                  developing and presenting to the Executive Chairman a detailed annual business operating plan;

•                  identifying and presenting to the Executive Chairman new business development initiatives such as store network evolution, new business opportunities and new markets to be explored;

•                  maintaining awareness of market trends in the retail industry and monitoring the activities of the Company’s competitors;

•                  developing plans to execute the Executive Chairman’s brand development goals to elevate brand awareness, relevance and reputation;

•                  managing employees; and

•                  unifying business practices and policies worldwide.

The President Retail carries out these responsibilities for Retail Optical (other than the retail activities of the Greater China business and the EyeMed Vision Care business) and Retail Sun & Luxury (other than the Oliver Peoples Group business).  The President of EyeMed Vision Care, Mr. Ruecker, carries out these responsibilities (to the extent applicable) for the EyeMed Vision Care business, which is a part of Retail Optical.  For the Oliver Peoples Group business activities, which are a part of Retail Sun & Luxury, these responsibilities are carried out by the Oliver Peoples Group President, Mr. Schulte.  For the retail activities of the Greater China business, which are part of Retail Optical and Retail Sun & Luxury, these responsibilities were carried out by the President of the Greater China business, Mr. Ciarlariello, through the end of July 2016 and, as described above in the response to Comment No. 9, are expected to be reassigned to an individual in the Retail operating segment.

The President of Oakley Sport Division, Mr. Dorigo, carried out the foregoing retail operational responsibilities for Retail Oakley through the end of July 2016 and, as described above in the response to Comment No. 9, these responsibilities are expected to be reassigned to an individual in the Retail operating segment.

The primary operational responsibilities of the President Wholesale, the manager of the Wholesale operating segment, are as follows:

•                  implementing the strategy and developing the long-term operating plan for the wholesale business in accordance with the guidelines that are established by the CODM;

•                  developing the annual budget in accordance with the guidelines that are established by the CODM and a plan to achieve the budget’s goals for net sales, costs and profitability;

•                  developing and presenting to the Executive Chairman a detailed annual business operating plan;

•                  identifying and presenting to the Executive Chairman new business development initiatives such as new clients and new channels;

•                  maintaining awareness of market trends in the manufacturing industry and monitoring the activities of the Company’s competitors; and

•                  managing employees.

The President Wholesale carries out these responsibilities for Wholesale (other than the wholesale activities of the Greater China business and the Oakley Wholesale sport channel business (outside of Europe)). For the Greater China business, these responsibilities were carried out by the President of the Greater China business through the end of July 2016 and, as described above in the response to Comment No. 9, are expected to be reassigned to an individual in the Wholesale operating segment.  For the Oakley business, these responsibilities were carried out by Mr. Dorigo through the end of July 2016 and, as described above in the response to Comment No. 9, are expected to be reassigned to an individual in the Wholesale operating segment.

We hope that this letter is fully responsive to your comments. If you have any questions, please call me at (212) 294-2639 or Michael A. Boxer, Executive Vice President and Group General Counsel of Luxottica Group S.p.A., at (516) 918-3003.

Very truly yours,

/s/ David A. Sakowitz
David A. Sakowitz

cc:	Michael A. Boxer
Luxottica Group S.p.A.

ANNEX A

Direct Reports of CEO for Product and Operations

See attached

Direct Reports of CEO for Product and Operations

CEO for Product & Operations
Massimo Vian
Risk & Compliance
Stefano Orsini
Corporate Business Services
Enrico Mistron
Style & Design
Massimo Vian
Research & Product Development
Federico Buffa
Engineering
Alessandro Muffato
Quality & After Sales
Carlo Salomoni
Sourcing
Giuseppe Berti
Manufacturing
Giorgio Striano
RxO
[Vacant]
Assortment Strategy & Mgmt Support System
Paolo Pezzutto
Logistics
Carlo Rosa
Tristar Corporate
Giuseppe Debiasi
Tristar President & CEO
Hemin Kong

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